UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             VINA TECHNOLOGIES, INC.

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   92719 D 100
                                 (CUSIP Number)
                            MARTHA A. CLARKE ADAMSON
                         SIERRA VENTURES MANAGEMENT, LLC
                               2884 SAND HILL ROAD
                                    SUITE 100
                              MENLO PARK, CA 94025
                                 (650) 854-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2003
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92719 D 100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sierra Ventures V, L.P., a California limited partnership ("Sierra Ventures V") 94-3222153

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                   7. SOLE VOTING POWER:
  NUMBER OF
   SHARES             0
BENEFICIALLY
OWNED BY EACH      8. SHARED VOTING POWER:
  REPORTING
 PERSON WITH          8,591,484 shares directly owned by Sierra Ventures V
                      (See (1) below)

                   9. SOLE DISPOSITIVE POWER:

                      0

                  10. SHARED DISPOSITIVE POWER:

                      8,591,484 shares directly owned by Sierra Ventures V

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,591,484 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN
----------------------
     (1) Pursuant to the Stockholders' Agreement, dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates. Pursuant to the Voting Agreement dated March 17, 2003, the Reporting Persons have agreed to vote all shares held by them (subject to the Stockholders' Agreement) for approval of the merger contemplated by that certain Agreement and Plan of Merger, dated March 17, 2003, by and among VINA Technologies, Inc., Larscom Incorporated and London Acquisition Corp., as more fully described in Item 4.

     * See Instructions Before Filling Out.

CUSIP No. 92719 D 100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SV Associates V, L.P., a California llimited partnership ("SV Associates V") 94-3222154

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                   7. SOLE VOTING POWER:
  NUMBER OF
   SHARES             0
BENEFICIALLY
OWNED BY EACH      8. SHARED VOTING POWER:
  REPORTING
 PERSON WITH          8,591,484 shares directly owned by Sierra Ventures V;
                      SV Associates V is the General Partner of Sierra
                      Ventures V. (See (1) below)

                   9. SOLE DISPOSITIVE POWER:

                      0

                  10. SHARED DISPOSITIVE POWER:

                      8,591,484 shares directly owned by Sierra Ventures V; SV Associates V is the General Partner of Sierra Ventures V.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,591,484 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN
----------------------
     (1) Pursuant to the Stockholders' Agreement, dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates. Pursuant to the Voting Agreement dated March 17, 2003, the Reporting Persons have agreed to vote all shares held by them (subject to the Stockholders' Agreement) for approval of the merger contemplated by that certain Agreement and Plan of Merger, dated March 17, 2003, by and among VINA Technologies, Inc., Larscom Incorporated and London Acquisition Corp., as more fully described in Item 4.

     * See Instructions Before Filling Out.

CUSIP No. 92719 D 100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sierra Ventures VI, L.P., a California limited partnership ("Sierra Ventures VI") 94-3259091

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                   7. SOLE VOTING POWER:
  NUMBER OF
   SHARES             0
BENEFICIALLY
OWNED BY EACH      8. SHARED VOTING POWER:
  REPORTING
 PERSON WITH          1,621,506 shares directly owned by Sierra Ventures VI
                      (See (1) below)

                   9. SOLE DISPOSITIVE POWER:

                      0

                  10. SHARED DISPOSITIVE POWER:

                      1,621,506 shares directly owned by Sierra Ventures VI

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,621,506 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN
----------------------
     (1) Pursuant to the Stockholders' Agreement, dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates. Pursuant to the Voting Agreement dated March 17, 2003, the Reporting Persons have agreed to vote all shares held by them (subject to the Stockholders' Agreement) for approval of the merger contemplated by that certain Agreement and Plan of Merger, dated March 17, 2003, by and among VINA Technologies, Inc., Larscom Incorporated and London Acquisition Corp., as more fully described in Item 4.

     * See Instructions Before Filling Out.

CUSIP No. 92719 D 100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SV Associates VI, L.P., a California limited partnership ("SV Associates VI") 94-32590910

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                   7. SOLE VOTING POWER:
  NUMBER OF
   SHARES             0
BENEFICIALLY
OWNED BY EACH      8. SHARED VOTING POWER:
  REPORTING
 PERSON WITH          1,621,506 shares directly owned by Sierra Ventures VI;
                      SV Associates VI is the General Partner of Sierra
                      Ventures.  (See (1) below)

                   9. SOLE DISPOSITIVE POWER:

                      0

                  10. SHARED DISPOSITIVE POWER:

                      1,621,506 shares directly owned by Sierra Ventures VI; SV Associates VI is the General Partner of Sierra Ventures.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,621,506 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6% (See Item 5)

14.  TYPE OF REPORTING PERSON*

     PN
----------------------
     (1) Pursuant to the Stockholders' Agreement, dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates. Pursuant to the Voting Agreement dated March 17, 2003, the Reporting Persons have agreed to vote all shares held by them (subject to the Stockholders' Agreement) for approval of the merger contemplated by that certain Agreement and Plan of Merger, dated March 17, 2003, by and among VINA Technologies, Inc., Larscom Incorporated and London Acquisition Corp., as more fully described in Item 4.

     * See Instructions Before Filling Out.

CUSIP No. 92719 D 100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sierra Ventures VII, L.P., a California limted partnership ("Sierra Ventures VII") 94-3315644

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                   7. SOLE VOTING POWER:
  NUMBER OF
   SHARES             0
BENEFICIALLY
OWNED BY EACH      8. SHARED VOTING POWER:
  REPORTING
 PERSON WITH          27,146,317 shares directly owned by Sierra Ventures VII
                      (See (1) and (2) below)

                   9. SOLE DISPOSITIVE POWER:

                      0

                  10. SHARED DISPOSITIVE POWER:

                      27,146,317 shares directly owned by Sierra Ventures VII (see (2) below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,146,317 (See (2) below and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.8% (See (2) below and Item 5)

14.  TYPE OF REPORTING PERSON*

     PN
----------------------
     (1) Pursuant to the Stockholders' Agreement, dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates. Pursuant to the Voting Agreement dated March 17, 2003, the Reporting Persons have agreed to vote all shares held by them (subject to the Stockholders' Agreement) for approval of the merger contemplated by that certain Agreement and Plan of Merger, dated March 17, 2003, by and among VINA Technologies, Inc., Larscom Incorporated and London Acquisition Corp., as more fully described in Item 4.

     (2) Includes 6,085,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock.

     * See Instructions Before Filling Out.

CUSIP No. 92719 D 100

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sierra Ventures Associates VII LLC, a California limited liability company ("SV Associates VII") 94-3315643

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                   7. SOLE VOTING POWER:
  NUMBER OF
   SHARES             0
BENEFICIALLY
OWNED BY EACH      8. SHARED VOTING POWER:
  REPORTING
 PERSON WITH          27,146,317 shares directly owned by Sierra Ventures VII;
                      SV Associates VII is the General Partner of Sierra
                      Ventures VII.  (See (1) and (2) below)

                   9. SOLE DISPOSITIVE POWER:

                      0

                  10. SHARED DISPOSITIVE POWER:

                      27,146,317 shares directly owned by Sierra Ventures VII; SV Associates VII is the General Partner of Sierra Ventures VII. (See (2) below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,146,317 (See (2) below and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.8% (See (2) below and Item 5)

14.  TYPE OF REPORTING PERSON*

     PN
----------------------
     (1) Pursuant to the Stockholders' Agreement, dated October 17, 2001, the Reporting Persons and certain affiliates have agreed to vote all shares held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of VINA Technologies, Inc. excluding the Reporting Persons and such certain affiliates. Pursuant to the Voting Agreement dated March 17, 2003, the Reporting Persons have agreed to vote all shares held by them (subject to the Stockholders' Agreement) for approval of the merger contemplated by that certain Agreement and Plan of Merger, dated March 17, 2003, by and among VINA Technologies, Inc., Larscom Incorporated and London Acquisition Corp., as more fully described in Item 4.

     (2) Includes 6,085,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock.

     * See Instructions Before Filling Out.

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission (the "SEC") on December 5, 2001 relating to the common stock, par value $0.0001 per share (the "Common Stock"), of VINA Technologies, Inc., a Delaware corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed on behalf of Sierra Ventures V, L.P. a California limited partnership ("Sierra Ventures V"), SV Associates V, L.P., a California limited partnership ("SV Associates V"), Sierra Ventures VI, L.P., a California limited partnership ("Sierra Ventures VI"), SV Associates VI, L.P., a California limited partnership ("SV Associates VI"), Sierra Ventures VII, L.P. a California limited partnership ("Sierra Ventures VII") and Sierra Ventures Associates VII, LLC, a California limited liability company ("SV Associates VII") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

SV Associates V, SV Associates VI and SV Associates VII are the general partners of Sierra Ventures V, Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates V, SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates V, SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner and member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

(b) The address of principal business and office of each Reporting Person is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(c) The principal business of each Reporting Person is that of making venture capital and similar investments.

(d) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons disclosed in this Item 2, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraphs (d) and (e) above is a United States citizen.

ITEM 3. Source and amount of funds or other consideration

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to the Securities Purchase Agreement dated as of October 17, 2001 (the "Purchase Agreement"), Sierra Ventures VII purchased an aggregate of 19,045,383 shares of Common Stock for an aggregate purchase price of $12,169,999.74. The source of funds used in making the purchase was the partnership funds of Sierra

Ventures VII. On October 17, 2001 and December 21, 2001, the Issuer issued to Sierra Ventures VII warrants to purchase up to an aggregate 6,085,000 shares of Common Stock (the "Warrants") pursuant to the terms of the Purchase Agreement. The exercise price of the Warrants is $1.00 per share, subject to adjustment in certain circumstances. The source of funds that will be used to purchase the shares of Common Stock issuable upon exercise of the Warrants, if any, will be the partnership funds of Sierra Ventures VII.

Pursuant to the Agreement and Plan of Merger dated as of October 17, 2001 (the "MOS Merger Agreement") between the Issuer and MOS Acquisition Corporation ("MOS"), a subsidiary of Sierra Ventures VII, MOS was merged with and into the Issuer (the "MOS Merger"), and the capital stock of MOS was converted into the right to receive shares of Common Stock. In connection with the MOS Merger, which was approved by the stockholders of the Issuer on December 17, 2001 and subsequently closed on December 21, 2001, Sierra Ventures VII received 2,015,934 shares of Common Stock in exchange for the capital stock of MOS that it held prior to the MOS Merger.

The Purchase Agreement has been filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on October 24, 2001 and the MOS Merger Agreement has been filed as an exhibit to the Issuer's Registration Statement on Form S-1 filed with the SEC on February 15, 2002, and are incorporated herein by reference. The foregoing descriptions of such agreements and securities are qualified in their entirety by reference to such exhibits.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

On March 17, 2003, the Issuer, Larscom Incorporated ("Larscom") and London Acquisition Corp., a wholly-owned subsidiary of Larscom (the "Transitory Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Transitory Sub will be merged (the "Merger") with and into the Issuer in accordance with Delaware General Corporation Law, as amended from time to time ("Delaware Law"). As a result of the Merger, each issued and outstanding share of Common Stock of the Issuer will be automatically converted into the right to receive 0.2659 of a validly issued, fully paid and nonassessable share of Larscom common stock.

The consummation of the Merger is subject to the approval of the stockholders of the Issuer and Larscom, SEC clearance and other customary closing conditions. The Merger Agreement was subject to approval by the Board of Directors of the Issuer. Such approval was obtained on March 17, 2003.

The Board of Directors of Larscom following the consummation of the Merger will consist of nine members, five of whom will be appointed by Larscom and four of which will be appointed by the Issuer.

In connection with the Merger, it is expected that the Issuer's Common Stock will cease to be quoted on the Nasdaq Stock Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is filed as Exhibit 2 to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement by the parties thereto, the Reporting Persons and Larscom entered into that certain Voting Agreement, dated as of March 17, 2003 (the "Voting Agreement"), pursuant to which each Reporting Person has agreed at any meeting (or any adjournment thereof) of the holders of Common Stock of the Issuer, however called, or in connection with any written consent of the holders of Common Stock, to vote (or cause to be voted) all shares of Common Stock of the Issuer held by such Reporting Person (the "Subject Shares") (i) for approval and adoption of the VINA Voting Proposal, including the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in
Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal other than the Merger, the Merger Agreement and transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving the Issuer or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement. The Reporting Persons' obligations under the Voting Agreement are subject to that certain Stockholders' Agreement dated as of October 17, 2001 (the "Stockholder's Agreement") by and among the Reporting Persons and Jeffrey Drazan (the "Stockholders") pursuant to which the Stockholders have agreed to cause the voting of all shares of Common Stock held by them in excess of 35% of the voting power of the Issuer in the same proportions as the stockholders of the Issuer excluding the Stockholders for the ten year period commencing on the date of the Stockholders Agreement.

Pursuant to the Voting Agreement, each Reporting Person has irrevocably granted and appointed executive officers of Larscom as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted by each Reporting Person will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates upon the earlier of the consummation of the Merger or termination of the Merger Agreement.

Each of the Reporting Persons has further agreed not to directly or indirectly sell, assign, pledge, hypothecate, transfer, exchange, convert or dispose of (collectively "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of, any of the Subject Shares, any options or warrants to purchase capital stock of the Issuer or any interest therein or deposit any of the Subject Shares into a voting trust or enter into a voting trust agreement or arrangement with respect to the Subject Shares, or take any other action with respect to the Subject Shares, or otherwise permit or authorize any of the foregoing.

Each of the Reporting Persons has further agreed not to directly or indirectly, to effect, or seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in any acquisition of (a) any securities (or beneficial ownership thereof) of Larscom or the Issuer or (b) any direct or indirect rights or options to acquire any capital stock of Larscom or the Issuer, (c) any merger, consolidation, tender or exchange offer, or other business combination involving the Issuer or Larscom.

Sierra Ventures VII has the right to acquire up to 6,085,000 shares, of Common Stock of the Issuer pursuant to Warrants issued in connection with the Purchase Agreement. The Warrants are exercisable during the three year period commencing on the date of issuance; provided, however, that they may be terminated earlier by the Issuer in the event that the Issuer's Common Stock price per share meets or exceeds certain thresholds. The exercise price of the Warrants is $1.00 per share, subject to adjustment in certain circumstances. Any Common Stock acquired upon the exercise of the Warrants will be subject to the provisions of the Voting Agreement and the Stockholders' Agreement.

Jeffrey M. Drazan, a general partner of SV Associates V, and SV Associates VI, the general partners of Sierra Ventures V, and Sierra Ventures VI, and a managing member of SV Associates VII, the general partner of Sierra Ventures VII, currently serves as director of the Issuer. As a result, Mr. Drazan may be deemed to be a "control" person of the Issuer.

Pursuant to that certain Fourth Amended and Restated Investors' Rights Agreement dated as of January 31, 2000 between the Issuer and the investors set forth therein (the "Investors' Rights Agreement"), the Reporting Persons are entitled to certain registration rights with respect to Common Stock of the Issuer for so long as the Reporting Persons hold more than 2% of the outstanding Common Stock of the Issuer.

In the event the Merger Agreement is terminated for any reason and the provisions of the Voting Agreement restricting Transfer or acquisition of Issuer Common Stock are no longer in effect, the Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Issuer's Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Issuer.

The Merger Agreement and the Voting Agreement have been filed as exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on March 20, 2003, and are incorporated herein by reference. The Stockholders' Agreement and the form of Warrant have been filed as exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on October 24, 2001, and are incorporated herein by reference. The Investors' Rights Agreement has been filed as an exhibit to the Issuer's Registration Statement on Form S-1 filed with the SEC on June 22, 2000, and is incorporated herein by reference. The foregoing descriptions of such agreements and securities are qualified in their entirety by reference to such exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) The shares of Common Stock currently held by the Reporting Persons are as set forth in rows 7-11 of the cover pages hereof, including the footnotes thereto and for Sierra Ventures VII and SV Associates VII assumes that Sierra Ventures VII exercises the Warrants in full.

Based upon 62,189,930 shares outstanding on March 14, 2003, Sierra Ventures V and SV Associates V beneficially owned 8,591,484 shares of Common Stock representing approximately 13.8% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

Based upon 62,189,930 shares outstanding on March 14, 2003, Sierra Ventures VI and SV Associates VI beneficially owned 1,621,506 shares of Common Stock representing approximately 2.6% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

Based upon 62,189,930 shares outstanding on March 14, 2003, after giving effect to the exercise of the Warrants in full, Sierra Ventures VII and SV Associates VII beneficially owned 27,146,317 shares of Common Stock representing approximately 39.8% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

Based upon 62,189,930 shares outstanding on March 14, 2003, after giving effect to the exercise of the Warrants in full, the aggregate number of shares of Common Stock beneficially owned by all Reporting Persons together is 37,359,307 shares of Common Stock representing approximately 54.7% of the outstanding Common Stock, calculated in accordance with Rule 13d-3.

(b) The number of shares of Common Stock of the Issuer as to which each of the Reporting Persons has sole or shared power to vote are as set forth in rows 7-8 of the cover pages hereof, including the footnotes thereto.

(c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons identified on Schedule I hereto.

(d) Under certain circumstances as set forth in the limited partnership agreements of Sierra Ventures V, SV Associates V, Sierra Ventures VI, SV
Associates VI, Sierra Ventures VII, SV Associates VII, the general and limited partners and managers of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer held by such entity. No such partner's or manager's rights relate to more than five percent of the class.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1. Agreement of Joint Filing (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC by the Reporting Persons on December 5, 2001)

Exhibit 2. Agreement and Plan of Merger dated as of March 17, 2003 by and among the Issuer, Larscom and London Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC March 20, 2003)

Exhibit 3. Voting Agreement dated March 17, 2003 between Larscom Incorporated and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the SEC on March 20, 2003)

Exhibit 4. Stockholders' Agreement dated October 17, 2001 among the Issuer and stockholders set forth therein (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC October 24, 2001)

Exhibit 5. Securities Purchase Agreement dated October 17, 2001 between the Issuer and each of the investors set forth therein (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the SEC October 24, 2001)

Exhibit 6. Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 99.4 to the Issuer's Current Report on Form 8-K filed with the SEC October 24, 2001)

Exhibit 7. Agreement and Plan of Merger dated October 17, 2001 between the Issuer and MOS Acquisition Corporation (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-1 filed with the SEC on February 15, 2002)

Exhibit 8. Fourth Amended and Restated Investors' Rights Agreement dated January 31, 2000 between the Issuer and the investors set forth therein (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 filed with the SEC on June 22,
               2000)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: March 28, 2003                   SIERRA VENTURES V, L.P.

                                        By: SV Associates V, L.P.
                                            Its General Partner


                                            By:  /s/ Jeffrey M. Drazan
                                                --------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: General Partner


Dated: March 28, 2003                   SV ASSOCIATES V, L.P.


                                            By:  /s/ Jeffrey M. Drazan
                                                --------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: General Partner


Dated: March 28, 2003                   SIERRA VENTURES VI, L.P.

                                        By: SV Associates VI, L.P.
                                            Its General Partner


                                            By:  /s/ Jeffrey M. Drazan
                                                --------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: General Partner


Dated: March 28, 2003                   SV ASSOCIATES VI, L.P.


                                            By:  /s/ Jeffrey M. Drazan
                                                --------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: General Partner

Dated: March 28, 2003                   SIERRA VENTURES VII, L.P.

                                        By: Sierra Ventures Associates VII LLC
                                            Its General Partner


                                            By:  /s/ Jeffrey M. Drazan
                                                --------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: Managing Member


Dated: March 28, 2003                   SIERRA VENTURES ASSOCIATES VII LLC


                                            By:  /s/ Jeffrey M. Drazan
                                                --------------------------------
                                                Name:  Jeffrey M. Drazan
                                                Title: Managing Member

                                   SCHEDULE I

     GENERAL PARTNERS OF SV ASSOCIATES V, L.P., SV ASSOCIATES VI, L.P., AND
             MANAGING MEMBERS OF SIERRA VENTURES ASSOCIATES VII, LLC


Set forth below, with respect to each general partners of SV Associates V, L.P., SV Associates VI, L.P., and managing members of Sierra Ventures Associates VII, LLC are the following: (a) name; (b) business address and (c) citizenship.

1.   (a) Peter C. Wendell
     (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
     (c) United States Citizen

2.   (a) Jeffrey M. Drazan
     (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
     (c) United States Citizen

3.   (a) David C. Schwab
     (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
     (c) United States Citizen

4. (a) Steven P. Williams (Managing Member of Sierra Ventures Associates VII, LLC only)
     (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
     (c) United States Citizen